FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: December 15, 2004                                                                By :    /s/David Patterson/s/
              Title:     Chairman

Terra Nova Gold Corp.

Quarterly Financial Statements
For The Three Months Ended October 31, 2004
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Terra Nova Gold Corp. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the three months ended October 31, 2004.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)
(Unaudited)

	October,	July 31,
	2004	2004

ASSETS

Current assets
Cash and cash equivalents	$ 185,150	$ 337,120
Short term investments	1,002,877	1,780,981
Amounts receivable	47,856	12,221
Advances for exploration	533,301	129,792
Prepaid expenses	21,215	8,631

	1,790,399	2,268,745

Property, plant and equipment	17,756	18,961

Mineral properties (note 3)	281,035	270,082

	$ 2,089,190	$ 2,557,788

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 142,887	$ 38,247

Shareholders' equity
Share capital (note 4)	14,874,442	14,874,442
Stock options (note 5)	308,395	273,278
Deficit	(13,236,534)	(12,628,179)

	1,946,303	2,519,541

	$ 2,089,190	$ 2,557,788

Approved on behalf of the Board:

"Harvey Keats"

"David Patterson"

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)
(Unaudited)

		Three months ended October 31,
	2004	2003

Expenses
Administration fees	$ 24,000	$ 21,000
Amortization	1,205	1,428
Directors fees	6,000	-
Exploration expenditures (schedule 1)	429,562	164,070
Filing and transfer agent fees	2,583	12,303
Legal fees	4,169	-
Management fees	33,893	20,333
Office and miscellaneous	27,396	825
Promotion	26,756	112
Rent	7,500	3,000
Stock-based compensation (note 5)	35,117	-
Telephone and communications	2,685	1,611
Travel	12,727	10,566
Less: interest income	(5,238)	(7,804)

Loss for the period	$ (608,355)	$ (227,444)

Basic and diluted loss per share	$ (0.03)	$ (0.02)

Weighted average number of shares outstanding	23,508,050	14,498,111

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Deficit
(Canadian Dollars)
(Unaudited)

		Three months ended October 31,
	2004	2003

Deficit, beginning of period	$ (12,628,179)	$ (11,659,263)

Loss for the period	(608,355)	(227,444)

Deficit, end of period	$ (13,236,534)	$ (11,886,707)

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

		Three months ended October 31,
Cash provided by (used for):	2004	2003

Operating activities
Loss for the period	$ (608,355)	$ (227,444)
Items not involving cash:
Amortization	1,205	1,428
Stock-based compensation	35,117	-
Accrued interest income	(2,122)	-
Changes in non-cash operating
working capital items:
Amounts receivable	(35,635)	(8,632)
Advances for exploration	(403,509)	4,010
Prepaid expenses	(12,584)	(2,174)
Accounts payable and accrued liabilities	104,640	102,788

	(921,243)	(130,024)

Financing activities
Loans payable	-	(8,300)
Common shares issued for cash	-	2,086,730

	-	2,078,430

Investing activities
Purchase of short term investments	(750,000)	-
Redemption of short term investments	1,530,226	-
Expenditures on mineral properties	(10,953)	-

	769,273	-

Increase (decrease) in cash	(151,970)	1,948,406

Cash and cash equivalents, beginning of period	337,120	43,501

Cash and cash equivalents, end of period	$ 185,150	$ 1,991,907

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP. (An exploration stage company) Notes to the Financial Statements October 31, 2004 (Canadian Dollars) (Unaudited)
1.   Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia, Canada. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property and future profitable production from the property or proceeds from disposition.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended October 31, 2004 are not necessarily indicative of the results that may be expected for the year ended July 31, 2005. The balance sheet at July 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.   Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended July 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended July 31, 2004.

3.   Mineral Properties

	Cape	South	San
Cumulative Acquisition Costs	Ray	Quinn	Diego	Total

Balance at July 31, 2004	$ 245,100	$ 17,440	$ 7,542	$ 270,082
Option payments	-	-	10,953	10,953

Balance at October 31, 2004	$ 245,100	$ 17,440	$ 18,495	$ 281,035

Cumulative Exploration Costs

Balance at July 31, 2004	$ 377,639	$ 46,343	$ 97,447	$ 521,429
Exploration expenditures (net of
government grants)	303,933	-	125,629	429,562

Balance at October 31, 2004	$ 681,572	$ 46,343	$ 223,076	$ 950,991

4.   Share Capital

	Number	Amount

Balance at July 31, 2004 and October 31, 2004	23,508,050	$ 14,874,442

5.   Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the three months ended October 31, 2004, the Company extended the expiry date of 425,000 stock options with a compensation cost of $35,117. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 2.85%, a dividend yield of nil, a weighted average stock price volatility of 90.05% and expected lives of the stock options of two years. One third of the options vest immediately, one third vest 12 months after the grant date and one third vest 24 months after the grant date.

6.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to/from related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the three months ended October 31:

	2004	2003

Directors fees	$ 6,000	$ -
Management fees	$ 33,893	$ 20,333
Rent	$ 7,500	$ -
Exploration expenditures (technical services)	$ 13,115	$ -

Accounts payable and accrued liabilities include $nil (2004 - $9,564) owing to related parties.

7.   Segmented Information

Industry Information

The Company currently operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company operates in two reportable geographic segments, being Canada and Mexico. Revenue from operations was derived from interest income in Canada.

The Company’s assets in geographic locations are as follows:

	October 31,	July 31,
	2004	2004

Canada	$ 1,537,394	$ 2,430,454
Mexico	551,796	127,334

	$ 2,089,190	$ 2,557,788

TERRA NOVA GOLD CORP.
(An exploration stage company)
Exploration Expenditures		Schedule 1
(Canadian Dollars)

		Three months ended October 31,
	2004	2003

Cape Ray Property, Canada
Drilling	$ 281,695	$ 171,664
Geochemistry	13,745	1,243
Geophysics	-	18,051
Government grants	-	(26,888)
Technical services	8,493	-

	303,933	164,070

San Diego Property, Mexico
Geochemistry	36,014	-
Geology	27,512	-
Geophysics	38,886	-
Other	12,389	-
Property maintenance	6,206	-
Technical services	4,622	-

	125,629	-

	$ 429,562	$ 164,070